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hound is crowdfunding!

hound

Click the link in our bio to learn how easy it is to invest in hound and support us in building a better experience for the people of veterinary medicine. 💕

(required legal disclosure here: **https://help.wefunder.com/testing-the-waters-legal-disclosure**)

#vetmed #medvet #veterinary #veterinaria #vetstudent #veterinarystudent #vetschool #vettechlove #vettech #vettechlife #vettechsrock #vetnurse #veterinarynurse #dvm

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↗ lmhouse · Original Au   16 People

Thanks for following us! 🥰

Our goal is to put the people of vet med first.

We've created a way better job search and recruiting experience. In 2022, we're launching software to create healthier culture for veterinary teams.

Sign up for hound to earn cash and rewards for referring others and using the platform!

But that's not all! You can even invest in hound and be part of building a better, brighter future for the people of vet med 🌈 ✨ You can invest starting at $100.

invest here 👉 http://wefunder.com/hound
sign up here 👉 http:// www.hound.vet
see legal disclaimer here 👉 http://help.wefunder.com/testing-the-waters-legal-disclosure



invest in the future of vet med

 Message...　　　

PREMIUM

Andrew Luna

Founder & CEO of hound | Founder of Pet Care Collective I People Person | World Traveler | Startup Builder

Followers 3,696

Passion.

One thing (of many) I love about vet med is that you don't have to search for long to find passionate people.

Passion for the human animal bond.

Passion for respecting and protecting the lives of animals.

Passion for innovation in our profession.

Passion for supporting our friends, family, and colleagues who work alongside us.

In a world where we can easily find ourselves picking sides, this shared, unifying passion is a beautiful thing.

Hound has a passion for creating a better, brighter future for the people of veterinary medicine. You probably do, too.

We're here to unite veterinary medicine, to work together with talent and employers, and to build better things to make things better for the people of vet med.

Hound is a veterinary software company doing things differently. We've raised large funds from accredited investors and will continue to, but we saw an opportunity.

We're crowdfunding! This is an opportunity to allow the people of veterinary medicine to invest in the multi-billion dollar industry we've all built together.

PREMIUM

Andrew Luna

Founder & CEO of hound | Founder of Pet Care Collective I People Person | World Traveler | Startup Builder

Followers 3,696

We're crowdfunding! This is an opportunity to allow the people of veterinary medicine to invest in the multi-billion dollar industry we've all built together.

An opportunity that is not just available to wealthy investors, but truly accessible and equitable for everyone in our profession.

This is a rare opportunity - but one the people of veterinary medicine very much deserve. Regardless of income, from veterinary receptionists to CEOs, we've made it possible for everyone to participate.

Do you want a better, brighter future for the people of veterinary medicine?

Do you want to invest in a company growing quickly and putting people first in vet med?

Do you share our passion for the people of vet med?

Click to learn how easy it is to invest in hound and support us in building a better experience for the people of veterinary medicine.

www.wefunder.com/hound

#peoplefirst #veterinarymedicine #culture #community #crowdfunding

PREMIUM

Andrew Luna

Founder & CEO of hound | Founder of Pet Care Collective I People Person |

Andrew Luna (He/Him) Author 1w •••

Founder & CEO of hound | Founder of Pet Care Collective I People ...

If you have any questions, please DM me :)

Required legal disclosure here -> https://help.wefunder.com/testing-the-waters-legal-disclosure

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